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|  CUSIP NO. 020781100   |                        |    Page 1  of 8 pages   |
|                        |                        |                         |
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  (Amendment No. 9 for DOT.COM Partners, L.P.,
                           F/K/A Steel Partners, L.P.,
                     Lawrence Butler and Warren Lichtenstein
                   and Amendment No. 4 for Marshall D. Butler)

                    Under the Securities Exchange Act of 1934

                         ALPHA TECHNOLOGIES GROUP, INC.
                   ------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                   ------------------------------------------
                         (Title of Class of Securities)


                                   020781100
                   ------------------------------------------
                                 (CUSIP Number)

                                Robert W. Forman
                              Greenberger & Forman
                    1370 Avenue of the Americas - 27th Floor
                            New York, New York 10019
                                  212/757-4001
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 16, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
            Schedule 13D, and is filing this schedule because of Rule
                13d-1(b)(3) or (4), check the following box | |.

     Check the following box if a fee is being paid with the statement |_|.

                                Page 1 of 8 pages




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|  CUSIP NO. 020781100   |                        |    Page 2 of 8 pages   |
|                        |                        |                        |
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-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    DOT.COM PARTNERS, L.P., F/K/A Steel Partners, L.P.
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                                     WC,OO
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      850,060
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      -0-
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      850,060
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      -0-
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                                                            850,060
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            12.60%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                                                            PN
------------------------------------------------------------------------------


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|  CUSIP NO. 020781100   |                        |    Page 3 of 8 pages    |
|                        |                        |                         |
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-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Marshall D. Butler
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
                                                     PF
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.A.
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      496,300
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      -0-
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      496,300
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      -0-
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                                                            544,632(1)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            8%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                                                            IN
------------------------------------------------------------------------------
(1) Includes 48,332 shares underlying stock options which are exercisable within 60 days.

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|  CUSIP NO. 020781100   |                        |    Page 4  of 8 pages   |
|                        |                        |                         |
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-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Lawrence Butler
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
                                                     PF, OO
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.A.
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      872,060
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      -0-
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      873,802
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      -0-
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                                                            1,062,133(1)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                            [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                           15.31%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                                                            IN
------------------------------------------------------------------------------
(1) Includes 846,060 shares owned by DOT.COM Partners, L.P. and 188,331 shares underlying stock options which are exercisable within 60 days.



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|  CUSIP NO. 020781100   |                        |    Page 5  of 8 pages   |
|                        |                        |                         |
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                           STATEMENT FOR SCHEDULE 13D

                  This statement amends the Statement to the Schedule 13D, as previously amended, on behalf of DOT.COM Partners, L.P. f/k/a Steel Partners, L.P. ("DOT.COM"), Lawrence Butler ("L. Butler"), Warren G. Lichtenstein ("Lichtenstein") and Marshall D. Butler ("M. Butler") (each, a "Reporting Person"), with respect to the common stock of Alpha Technologies Group, Inc., a Delaware corporation, f/k/a Synercom Technology, Inc. (the "Issuer"). The Statement is being amended to report that Mr. Lichtenstein has ceased to beneficially own 5% or more of the Issuer's common stock and should no longer be considered a Reporting Person, and to update certain information regarding the Reporting Persons.

Item 2.  Identity and Background.

                  Certain shares of the Issuer's common stock reported as beneficially owned by L. Butler relate to the ownership of such shares by DOT.COM. Certain of the shares previously reported as beneficially owned by Mr. Lichtenstein related to the ownership of such shares by Steel Partners II, L.P. ("Steel Partners II"). As reported in Item 5 below, Steel Partners II transferred its Shares to M. Butler. By virtue of such transaction and the change in voting and dispositive power over DOT.COM's Shares, Mr. Lichtenstein no longer beneficially owns 5% or more of the Issuer's common stock.

                  For certain information relating to DOT.COM, L. Butler and M. Butler, reference is made to prior statements to the Reporting Persons' Schedule 13D. Effective July 1, 1996, Camelia Group, Inc., a corporation of which Mr. Butler is the sole officer and shareholder, has the sole right to vote and dispose of all shares owned by DOT.COM. Previously, Mr. Lichtenstein, through a wholly owned corporation, shared voting and dispositive power with L. Butler. Effective January 1, 1996, L. Butler ceased serving as a general partner of Steel Partners II and as an officer of Steel Services, Ltd. ("Services"). Accordingly, L. Butler is no longer deemed to be the beneficial owner of Shares owned by Steel Partners II or Services.





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|  CUSIP NO. 020781100   |                        |    Page 6  of 8 pages   |
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Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate percentage of Shares of common stock reported as beneficially owned by each Reporting Person is based upon 6,746,329 shares outstanding plus, in the case of L. Butler and M. Butler, the number of Shares underlying options that may be exercised by such Reporting Persons within 60 days.

                  As of the close of business on January 13, 1997:

                  (i) DOT.COM owns 850,060 Shares constituting approximately 12.60% of the Shares outstanding.

                  (ii) L. Butler owns individually 7,000 Shares of Common Stock, beneficially owns 15,000 Shares through a trust of which he is co-trustee, and 1,742 Shares through the Issuer's 401(k) Retirement Plan, and possesses options enabling him to acquire 188,331 Shares within 60 days. By virtue of his position with DOT.COM, which owns 850,060 Shares, L. Butler may be deemed to beneficially own an additional 850,060 shares. Accordingly, L. Butler may be deemed to beneficially own 1,062,133 (approximately 15.31%) of the Issuer's outstanding Shares.

                  (iii) M. Butler owns 496,300 Shares, and possesses options enabling him to acquire 48,332 Shares within 60 days. M. Butler is a limited partner of DOT.COM with no authority to vote or dispose of the Shares owned by DOT.COM.

                  (iv) In the aggregate, the Reporting Persons beneficially own 1,606,765 Shares, (including 236,663 Shares underlying options that are exercisable within 60 days) constituting approximately 23% of the Shares outstanding. L. Butler disclaims beneficial ownership of, and any direct or indirect pecuniary interest in, the Shares owned by DOT.COM, except to the extent of his proportionate interest in the portfolio of such entity, and each Reporting Person disclaims beneficial ownership of the Shares owned by the other.

         (b)      (i)      DOT.COM has the sole power to vote and dispose of
the Shares owned by it, which power is exercisable by Mr. L. Butler.

                  (ii) L. Butler has the sole power to vote and dispose of the Shares owned by him except those held in 401(k) plan he can dispose of, but not vote.





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|  CUSIP NO. 020781100   |                        |    Page 7  of 8 pages   |
|                        |                        |                         |
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                  (iii) M. Butler has the sole power to vote and dispose
of the Shares owned by him.

         (c) No Reporting Person has engaged in any transaction in the Shares of Common Stock during the past sixty days except that

                  (i) L. Butler, as trustee of a certain family trust, purchased 2,000 shares on December 16, 1996 for $3.75 per share.

                  (ii) M. Butler exchanged certain interests in Steel Partners II for 248,300 Shares of the Issuer's common stock on January 16, 1997.

                  (d) No person other than each respective owner of the shares referred to herein is known to have the right to receive, or the power to direct the receipt of dividends from, or to the proceeds from, the sale of such Shares.

                  (e) Mr. Lichtenstein ceased to be the beneficial owner of more than 5% of the Issuer's common stock on January 16, 1997.





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|  CUSIP NO. 020781100   |                        |    Page 8  of 8 pages   |
|                        |                        |                         |
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                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 20, 1997

                                     DOT.COM PARTNERS, L.P.



                                     By:
                                          ---------------------------------
                                              Camelia Group, Inc.
                                              General Partner


                                      By:
                                          ---------------------------------
                                              Lawrence Butler


                                          ---------------------------------
                                              LAWRENCE BUTLER


                                          ---------------------------------
                                              MARSHALL D. BUTLER


                                          ---------------------------------
                                              WARREN G. LICHTENSTEIN